Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-3085

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

05012187

Group Secretariat

19th October 2005

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sir

Jardine Strategic Holdings Limited ("JSH")
Director's Share Transaction

In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JSH of the following Director's share transaction in P T Astra International Tbk ("Astra"), a subsidiary of JSH:-

Name of Director	Nature of Transaction	Effective Date	No. of Shares	Price Per Share
P L A Jamieson	Initial notification of beneficial and non-beneficial interests in Astra, which became a subsidiary of JSH on 1st August 2005	01/08/2005	565,000	N/A

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary